18001329

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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Mail Processing Received FEB 27 2018 WASH, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-68090

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

Two Sigma Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Avenue of the Americas, 19th Floor
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason Lubetsky (212) 775-6624
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the bureau for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Two Sigma Securities, LLC

Oath or Affirmation

I, Jason Lubetsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to Two Sigma Securities, LLC, as of December 31, 2017, is true and correct. I further swear (or affirm) that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

STEFANIE J. MORRIS
NOTARY PUBLIC
STATE OF NEW YORK
My Comm. Expires February 9, 2019
No. 01MO6319182

2/26/18

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital.
[ ] Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (not applicable).
[ ] A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable).
[x] An Oath or Affirmation.
[ ] A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
[ ] A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (not applicable).

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Two Sigma Securities, LLC

Statement of Financial Condition

December 31, 2017

Contents

Ernst & Young LLP
5 Times Square
New York, NY 10036

Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Member
Two Sigma Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Two Sigma Securities, LLC (the "Company") as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst + Young LLP

We have served as the Company's auditor since 2008.

February 26, 2018

Two Sigma Securities, LLC

Statement of Financial Condition

December 31, 2017

Assets		
Cash	$	829,203
Investments in securities, at fair value		1,088,948,275
Due from clearing brokers		136,220,279
Intangible assets (less accumulated amortization of $3,152,240)		14,505,879
Exchange memberships, at carrying value (fair value $11,554,550)		7,746,091
Due from broker-dealers		3,676,722
Due from exchanges		2,802,900
Due from affiliates		760,911
Dividends receivable		157,528
Goodwill		8,008,847
Other assets		1,333,033
Total assets	$	1,264,989,668
Liabilities and Member's Equity		
Securities sold, not yet purchased, at fair value	$	1,015,158,349
Due to affiliate		6,346,837
Due to broker-dealers		1,988,205
Due to exchanges		1,086,057
Contingent liability		10,751,330
Accounts payable and accrued expenses		1,473,997
Total liabilities		1,036,804,775
Member's equity		228,184,893
Total liabilities and member's equity	$	1,264,989,668

The accompanying notes are an integral part of this statement of financial condition.

1. Nature of Operations

Two Sigma Securities, LLC (the "Company"), a wholly owned subsidiary of Two Sigma Capital Markets, LP ("TSCM"), is a limited liability company formed under the laws of the state of Delaware in October 2008. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Securities Investor Protection Corporation and Financial Industry Regulatory Authority, Inc., which acts as the Company's designated examining authority. The Company is also registered with various securities and commodities exchanges.

The Company's operations primarily consist of market-making in equity securities and options contracts and proprietary trading in equity securities and futures contracts on various U.S. exchanges.

The Company also facilitates the execution of orders in an agency capacity on behalf of its affiliated investment advisor, Two Sigma Investments, LP ("TSI"), and institutional investment managers, in transactions involving equity securities. TSI is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940.

On September 29, 2017, the Company acquired the options market-making business ("OMM") of Timber Hill, LLC ("Timber Hill"). Timber Hill is a registered broker-dealer and a subsidiary of Interactive Brokers Group, Inc. The acquisition gives the Company the right to act as a market-maker on various options exchanges. See Note 3 for further details regarding this transaction.

2. Summary of Significant Accounting Policies

Basis of Presentation

This statement of financial condition is prepared in accordance with U.S. generally accepted accounting principles ("GAAP") which requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and the accompanying notes. Actual results could differ from those estimates.

Cash

The Company maintains cash in deposit accounts, which at times, may be in excess of the Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses in such accounts and does not believe there to be significant credit risk with respect to these accounts.

2. Summary of Significant Accounting Policies (continued)

Investments in Securities and Securities Sold, Not Yet Purchased

Equity securities are valued at the closing or last sale price on the primary exchange on which such securities are traded. Equity options are generally valued at the average of the national best bid and offer prices as reported by various exchanges on which they trade. Security transactions are primarily traded via U.S. exchanges and recorded on a trade date basis.

Offsetting Financial Instruments

Financial assets and liabilities are offset by counterparty when it has been determined by the Company to be legally enforceable and where certain other criteria are met in accordance with applicable offsetting guidance. As a result, the net exposure to each counterparty is either presented as an asset or a liability in the statement of financial condition.

Due from Clearing Brokers

Due from clearing brokers is primarily comprised of cash deposits, net proceeds receivable from securities sold and purchased, open equity on futures contracts, positions in options on futures contracts, and commissions receivable, net of trading costs, which are recorded on a trade date basis. The clearing brokers allow the Company to use cash received on securities sold, not yet purchased to effectuate additional security transactions.

Due from/to Exchanges and Due from/to Broker-Dealers

Due from/to exchanges is primarily comprised of liquidity rebates and liquidity fees earned and incurred through executing trades on each exchange. Due to broker-dealers consists of execution costs and order flow fees charged by other broker-dealers. Due from broker-dealers consists of receivables for pass through costs related to trades executed by the Company on behalf of other broker-dealers. All due from/to exchanges and due from/to broker-dealers are recorded on a trade date basis.

Exchange Memberships

The Company owns various exchange memberships which provide the Company with the right to conduct business on the exchange at lower member rates, and are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the value after consideration of any such impairment. Additionally, certain exchange memberships represent ownership interest in those exchanges.

2. Summary of Significant Accounting Policies (continued)

Exchange Memberships (continued)

Based on market conditions, the Company has determined that the carrying value of certain rights owned has been permanently impaired based on recent transactions. The Company has determined to write-down these rights to a value consistent with the fair market value. The fair market value represents the value exchanged in an arms-length transaction between two independent parties.

As of December 31, 2017, the total cost and carrying value of exchange memberships are $8,246,091 and $7,746,091, respectively. The total fair value of exchange memberships is $11,554,550. Except as otherwise noted, the Company has no other than temporary impairment on the exchange memberships.

Goodwill and Other Intangible Assets

The Company has recorded intangible assets which primarily consist of computer software and are amortized straight-line over the estimated useful lives of 3 to 5 years. In accordance with Accounting Standards Codification ("ASC") 350, *Intangibles – Goodwill and Other*, the Company annually evaluates the remaining useful life to determine whether any events require a revision to the remaining period of amortization. Goodwill is not amortized but evaluated for impairment annually or when indicators of a potential impairment are present that would more-likely-than-not reduce the fair value below its carrying value. As of December 31, 2017, no events or changes occurred indicating that the goodwill is impaired.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal and state income tax reporting purposes. The Internal Revenue Code ("IRC") and related state tax codes provide that any income or loss is passed through to the ultimate beneficial members for federal and state income tax purposes. The ultimate beneficiary, TSCM, is subject to New York City unincorporated business tax ("UBT") based on a statutory tax rate of 4%.

At December 31, 2017, the Company has an accumulated UBT benefit of $8,689,625 from TSCM. In accordance with ASC 740, *Income Taxes*, the Company recorded a full valuation allowance on the accumulated UBT benefit as it is more-likely-than-not that the UBT related deferred tax asset will not be realized by TSCM.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company is required to recognize, measure, present and disclose uncertain tax positions in the statement of financial condition. Accounting standards require that tax expenses be recorded in the current year for tax positions which are deemed to not meet a "more-likely-than-not" threshold of being sustained by the applicable tax authority. Management has analyzed all income tax aspects applicable to the Company's operations for all open tax years and concludes that no provision for income tax is required in the Company's statement of financial condition, other than income taxes that have historically been recorded in the normal course of business of the Company.

New Accounting Pronouncements

Effective January 1, 2018, the Company adopted Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers*, which provides updates to the revenue recognition criteria for certain contracts with customers. The scope of the guidance does not include revenue associated with financial instruments. The adoption of ASU No. 2014-09 does not have a material impact on the amount and timing of revenues recognized in this statement of financial condition.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases*, effective for the Company on January 1, 2019, related to the accounting for leases. This guidance requires lessees to recognize all leases on the statement of financial condition as lease assets and lease liabilities based primarily on the present value of future lease payments. A modified retrospective approach is required at adoption which requires all prior periods presented in the statement of financial condition to be restated, with a cumulative effect adjustment to retained earnings as of the beginning of the earliest period presented. This guidance also requires additional disclosures regarding leasing arrangements. The Company is evaluating the impact this guidance will have on the statement of financial condition.

In January 2017, the FASB issued ASU No. 2017-01, *Business Combinations (Topic 805)*, which clarifies the definition of a business. This ASU becomes effective for annual reporting periods beginning after December 15, 2017. The adoption of ASU No. 2017-01 requires prospective application and, as such, will not have an impact to this statement of financial condition.

3. Business Combination

The Company accounted for the Timber Hill purchase as a business combination as required by GAAP under ASC 805, *Business Combinations*. Upon closing the transaction, the Company recognized various intangible assets including the major asset acquired, the OMM trading software, which was valued at $13,500,000 at the acquisition date, and the exchange memberships of $750,000. Goodwill in the amount of $8,008,847 was recognized for this acquisition and calculated as the excess of consideration transferred over the net assets recognized and represents future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Goodwill is not deductible for tax purposes.

At closing, the Company paid cash and additionally recorded contingent consideration as a contingent liability. The cash paid at closing was defined by the agreement as a fixed dollar value. The Company agreed to pay earn-out payments based on future profitability which constitute the contingent liability component. At the acquisition date, the contingent liability of $10,392,180 was valued based on a cash flow projection model and other economic inputs which are considered level 3 inputs. In accordance with ASC 805, the Company re-measured the contingent liability at December 31, 2017.

4. Fair Value Measurement

The Company measures and reports its investments and derivatives at fair value in accordance with ASC 820, *Fair Value Measurement*. ASC 820 defines fair value, establishes a framework to measure fair value and requires certain disclosures to be made. At December 31, 2017, the Company's investments are classified and disclosed in one of the following categories based on market price observability. Market price observability is impacted by a number of factors, including, but not limited to, the type of investment and the characteristics specific to the investment. Investments with readily available quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value:

> *Level I* – Quoted prices are available in active markets as of the reporting date. The types of investments which would generally be included in Level I comprise listed equities, certain bonds and other exchange-traded investments. The Company, to the extent that it holds such investments, does not adjust the quoted price for these investments, even in situations where the Company holds a large position (none in 2017) and a sale could reasonably impact the quoted price.

4. Fair Value Measurement (continued)

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or quotations received from broker-dealers and other external pricing vendors. The key inputs into valuation may include, but are not limited to, yield curves, credit curves, volatility curves, interest rate curves, reference securities prices, foreign currency spots, forward rates, notional amounts, maturity dates and correlation data. The type of investments which would generally be included in this category comprise certain bonds and less liquid and restricted equity securities.

Level III – Pricing inputs are unobservable for the investment and includes situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation.

The Company recognizes transfers between levels in the fair value hierarchy at the date of the event that caused the transfer. For the year ended December 31, 2017, transfers between Level I and Level II were primarily related to restrictions by the exchange. The following table summarizes the Company's investments by level, measured at fair value on a recurring basis, at December 31, 2017:

	Fair Value at December 31, 2017				
	Level I	**Level II**	**Level III**	**Netting**	**Totals**
Assets					
Equity securities [1] [2]	$ 1,005,782,261	$ 146,483	$ -	$ -	$ 1,005,928,744
Listed options [2]	78,938,026	-	-	-	78,938,026
Options on futures [3]	1,361,088	-	-	(370,338)	990,750
Exchange-traded notes [2]	4,079,550	1,955	-	-	4,081,505
Futures contracts [3]	474,404	-	-	(404)	474,000
Total assets	$ 1,090,635,329	$ 148,438	$ -	$ (370,742)	$ 1,090,413,025
Liabilities					
Equity securities [1] [2]	$ 946,873,407	$ 671	$ -	$ -	$ 946,874,078
Listed options [2]	65,915,088	-	-	-	65,915,088
Options on futures [3]	370,338	-	-	(370,338)	-
Exchange-traded notes [2]	2,369,183	-	-	-	2,369,183
Futures contracts [3]	650	-	-	(404)	246
Total liabilities	$ 1,015,528,666	$ 671	$ -	$ (370,742)	$ 1,015,158,595

(1) Equity securities include common stock, preferred stock and exchange-traded funds.

(2) Amounts are included in investments in securities or securities sold, not yet purchased, as applicable in the statement of financial condition.

(3) Futures contracts and options on futures are included in due from clearing brokers in the statement of financial condition.

5. Transactions with Related Parties

TSCM contributes capital to the Company in the normal course of business, which is included in member's equity in the statement of financial condition. The Company has a sublease agreement, expiring April 29, 2029, with TSI for office space. The sublease agreement provides for rental payments to be made directly to TSI. In relation to the sublease, the Company maintains a deposit with TSI in the amount of $1,091,930 which is included in other assets in the statement of financial condition.

Pursuant to an expense sharing agreement (the "Expense Sharing Agreement") between the Company and TSI, the Company records an expense based on the monthly expense sharing fee for services provided by TSI. These services include, but are not limited to, employee compensation, technology equipment and general expenses. Allocation of expenses is determined based on various cost drivers, each of which is individually considered based on the nature and utilization of the expense. Payments to TSI for such services are typically made monthly by the Company. Certain other operating expenses not included in the Expense Sharing Agreement, but incurred by the Company and initially paid by TSI, are subsequently reimbursed by the Company. Pursuant to a licensing agreement (the "License Agreement") between the Company and TSI, the Company records an expense for a license to use a data feed solely in connection with the Company's market-making business. As of December 31, 2017, $6,346,837 remains payable to TSI for the license fee and expense sharing fees and is included in due to affiliate in the statement of financial condition.

The Company enters into securities transactions on behalf of affiliates in the normal course of business. Through the execution of the affiliate-driven security transactions, the Company receives liquidity rebates from certain exchanges, pays liquidity fees to certain exchanges and pays execution fees to other broker-dealers. On a monthly basis, the Company passes such rebates and fees through to the Company's affiliates. Payments related to such rebates and fees are typically made monthly by the Company or its affiliates, as applicable. The Company's affiliates subordinate any and all rights to any payments of the net rebates. At December 31, 2017, $760,911 remains receivable from affiliates and is included in due from affiliates in the statement of financial condition.

6. Financial Instruments with Off-Balance Sheet Risk

The Company enters into transactions in financial instruments, which may result in off-balance sheet risk. The Company's off-balance sheet risk includes risk of loss for securities sold, not yet purchased, at fair value, which represents obligations of the Company to deliver the specified security at the contracted price and, thereby, creates a liability to repurchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk as the satisfaction of such obligations may exceed the amount recognized in the statement of financial condition.

6. Financial Instruments with Off-Balance Sheet Risk (continued)

The Company enters into futures contracts, which have inherent off-balance sheet risk. Unrealized gains or losses, rather than notional amounts, represent the fair value of such positions. Futures contracts may be settled by physical delivery of the underlying asset or cash settlement on the settlement date or by entering into an offsetting futures contract prior to the settlement date. The Company does not intend to hold its commodity futures contracts until settlement date.

Option contracts represent commitments or options to purchase or sell financial instruments at future dates in accordance with specified terms. The Company is exposed to off-balance sheet risk when writing options as the contingent obligation to satisfy the purchase or sale of the underlying financial instrument may exceed the amount recorded in the statement of financial condition. The Company's maximum payout amount relating to written options is limited to the notional amount of these contracts. Maximum payout amounts could be offset by the subsequent sale, if any, of assets obtained via the settlement of a payout event.

The Company enters into derivative financial instruments in the normal course of its market-making business or for proprietary trading. The following table sets forth the fair value and notional value of derivative contracts the Company held as of December 31, 2017:

	Derivative assets		Derivative liabilities	
Gross derivative contracts	**Fair Value**	**Notional or Contract Amount**	**Fair Value**	**Notional or Contract Amount**
Listed options [(1)]	$ 78,938,026	$ 4,746,094,632	$ 65,915,088	$ 4,598,635,218
Options on futures [(2)]	1,361,088	887,553,750	370,338	284,790,000
Futures contracts [(2)]	474,404	34,483,589	650	267,645
Total derivatives	80,773,518	$ 5,668,131,971	66,286,076	$ 4,883,692,863
Amounts that have been offset in the statement of financial condition	(370,742)		(370,742)	
Net derivative contracts	$ 80,402,776		$ 65,915,334	

(1) Options are included in investments in securities, at fair value and securities sold, not yet purchased, at fair value in the statement of financial condition.

(2) Options on futures and futures contracts are included in due from clearing brokers in the statement of financial condition.

7. Credit Risk

In the normal course of business, the Company engages in securities transactions acting as an agent on behalf of its customers and acting as a principal, riskless principal or agent on behalf of external counterparties, primarily other registered broker-dealers. Securities transactions of the Company are cleared by major securities firms. At December 31, 2017, all of the Company's investments in securities and securities sold, not yet purchased are positions with these clearing brokers. Most of the Company's credit risk is concentrated with its clearing brokers, broker-dealer counterparties and affiliate entities. Such risk is partially mitigated by the obligation of these financial institutions to comply with rules and regulations governing financial institutions. These rules and regulations generally require maintenance of minimum net capital and separation of customers' funds and financial instruments from the holdings of the financial institutions themselves. The Company actively monitors the creditworthiness of counterparties with which it conducts its business and employs various real-time risk controls.

The Company is exposed to credit risk from exchange-traded derivatives, such as exchange-traded futures and exchange-traded options. Such risk is reduced by rules and regulations of each individual exchange, such as margin maintenance requirement. The derivatives are margined on a daily basis, which reduces the credit risk related to these financial instruments.

8. Operational and Liquidity Risk

Operational risk is the potential for loss caused by a deficiency in transaction processing and settlement or in accounting systems. The Company maintains controls which minimize the operational risks that include systems and procedures to procure necessary documentation for trading activities and to record and reconcile transactions and positions.

The Company is exposed to market liquidity risk for their securities and derivative investments. There can be no assurance that a market for any financial instrument will remain sufficiently liquid to realize the current value of the financial instrument. The liquidation of any such investments may then be possible only at substantial discounts/premiums and such investments may be extremely difficult to value with any degree of certainty. The Company actively monitors and maintains excess capital for various contingency events in relation to operational and market risk.

Market risk is the risk that external economic factors, such as volatility, interest rates, currency and commodity risk, have the ability to cause the value of an investment to decrease. The Company manages this risk through setting risk limits on positions, market sectors and other factors which are determined by senior management.

9. Indemnifications

In the normal course of its business, the Company indemnifies its clearing brokers against specified potential losses in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in this statement of financial condition for this indemnification. All customer and proprietary transactions at December 31, 2017 settled without adverse financial effect on the Company.

10. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $185,321,959 which exceeded the minimum required net capital of $1,443,096 by $183,878,863. The ratio of aggregate indebtedness to net capital at December 31, 2017 was 0.117 to 1.

To the extent required to maintain the Company's compliance with regulatory requirements, including Rule 15c3-1, withdrawals of capital could be limited. The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis through a clearing broker. For the year ended December 31, 2017, the Company did not hold custody of any client assets.

11. Commitments

The Company subleases office spaces during the normal course of business. At December 31, 2017, the annual minimum payments under these agreements are as follows:

2018	$ 1,231,569
2019	1,143,927
2020	1,169,925
2021	1,169,925
2022 and thereafter	8,969,425
Total future commitments	$ 13,684,771

12. Subsequent Events

The Company has evaluated subsequent events through the date of issuance of the statement of financial condition. Based on this evaluation, the Company has determined that no events have occurred that are required to be recognized or disclosed in this statement of financial condition.

STATEMENT OF FINANCIAL CONDITION

Two Sigma Securities, LLC
December 31, 2017
With Report of Independent Registered Public Accounting Firm